Exhibit 99.3

December 3, 2009

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

RE: Keegan Resources Inc. (the “Corporation”) - Consent under NI 44-101

Pursuant to section 4.2 of National Instrument 44-101 – Short Form Prospectus Distributions, I, Brian R. Wolfe, consent to being named in the Corporation’s final short form prospectus dated December 3, 2009 (the “Final Short Form Prospectus”) and to the inclusion of the reference to the following report (the “Report”) in the Final Short Form Prospectus and the extracts from, or a summary of, the Report in the written disclosure contained in the Final Short Form Prospectus:

  ●  Esaase Gold Deposit Resource Estimation dated April 24, 2009.

I confirm that I have read the Final Short Form Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Final Short Form Prospectus that are derived from the Report or within my knowledge as a result of the services performed by me in connection with the Report.

Sincerely,

“Brian Wolfe”
Brian R. Wolfe